Exhibit 99.1

Commission File Number 001-31914

ANNOUNCEMENT

APPROVAL OF QUALIFICATION AS PRESIDENT BY THE CBIRC

Reference is made to the announcement of China Life Insurance Company Limited (the “Company”) dated 20 December 2018. At the ninth meeting of the sixth session of the Board held on 20 December 2018, Mr. Su Hengxuan was appointed as the President of the Company.

The Company has recently received the approval of qualification of Mr. Su Hengxuan issued by the China Banking and Insurance Regulatory Commission (the “CBIRC”). Pursuant to the approval, the qualification of Mr. Su Hengxuan as the President of the Company has been approved by the CBIRC and his term of service commenced on 2 April 2019.

Please refer to the announcement of the Company dated 20 December 2018 for the biographical details of Mr. Su Hengxuan.

By Order of the Board China Life Insurance Company Limited Heng Victor Ja Wei Company Secretary

Hong Kong, 11 April 2019

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Wang Bin, Su Hengxuan, Xu Haifeng
Non-executive Directors:	Yuan Changqing, Liu Huimin, Yin Zhaojun
Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike,
Tang Xin, Leung Oi-Sie Elsie